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FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to
Commission file number 000-26994
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advent Software, Inc.
Profit Sharing and Employee Savings Plan
301 Brannan Street, Sixth Floor
San Francisco, CA 94107

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Advent Software, Inc.
301 Brannan Street, Sixth Floor
San Francisco, CA 94107

Advent Software, Inc.
Profit Sharing and
Employee Savings Plan
Financial Statements
December 31, 2001 and 2000

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Table of Contents

Page
Independent Accountants' Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule as of December 31, 2001	8
Schedule of Assets Held for Investment Purposes

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Advent Software, Inc.
Profit Sharing and Employee Savings Plan

We have audited the financial statements of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) as of December 31, 2001 and 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
April 17, 2002

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
Assets:
Investments, at fair value	$19,072,315	$15,847,403
Participant loans	223,073	183,794

Assets held for investment purposes	19,295,388	16,031,197
Employer's contribution receivable	1,812,573	1,408,504
Participants' contributions receivable		82,535

Net assets available for benefits	$21,107,961	$17,522,236

See notes to financial statements.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$64,789	$123,037
Net realized and unrealized depreciation in fair value of investments	(1,841,797)	(237,684)

	(1,777,008)	(114,647)

Contributions:
Participants'	4,331,654	3,558,474
Employer's	1,810,101	1,408,504

	6,141,755	4,966,978

Total additions	4,364,747	4,852,331

Deductions from net assets attributed to:
Withdrawals and distributions	867,108	1,054,253
Administrative expenses	57,090	87,668

Total deductions	924,198	1,141,921

Net increase prior to transfers	3,440,549	3,710,410
Transfer of assets:
To the Plan	145,176

Net increase in net assets	3,585,725	3,710,410
Net assets available for benefits:
Beginning of year	17,522,236	13,811,826

End of year	$21,107,961	$17,522,236

See notes to financial statements.

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1—THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General—The following description of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Advent Software, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Company amended and restated the Plan effective January 1, 2000 to maintain conformity with provisions of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan administrator intends that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of ERISA.

Administration—The Company has appointed an Administrative Committee (the Committee) to manage the day to day operation and administration of the Plan. The Company has contracted with a third- party administrator who processes and maintains the records of participant data and Smith Barney Corporate Trust Company (Smith Barney) to act as the custodian and trustee.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting—The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts—Forfeited non-vested accounts are first used to reinstate previously forfeited account balances of former participants, if any, in accordance with the Plan, and then may be used to pay Plan administrative expenses, and finally may be used for the employer's discretionary and matching contributions, if any. Forfeitures totaled approximately $25,000 and $28,000 in 2001 and 2000, respectively. Approximately $10,000 of available forfeitures were used to pay Plan administrative fees in 2001. Unapplied forfeitures totaled approximately $56,000 and $39,000 at December 31, 2001 and 2000, respectively.

Investments—Investments of the Plan are held by Smith Barney and invested based solely upon instructions received from participants.

The Plan's investment in pooled separate accounts and Advent Software, Inc. Common Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes—The Company conducts annual compliance reviews for the Plan. If a determination is reached that the Plan has an operational defect, the Company affirms that it will take required corrective action to maintain the Plan's qualified status. The Company intends that the Plan is currently designed and operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications—Certain reclassifications were made in the 2000 financial statements to conform with the 2001 presentation.

Risks and uncertainties—The Plan provides for various investment options in any combination from among eight different funds offered by the Plan, including the Advent Software, Inc. Common Stock Fund. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. The Company's Common Stock price has fluctuated significantly since the Company's initial public offering in November 1995. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in returns in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2—PARTICIPATION AND BENEFITS

Participant contributions—Participants may elect to have the Company contribute up to 15% of their eligible pre-tax compensation not to exceed the amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions—The Company is allowed to make matching contributions to eligible participants as defined in the Plan and as approved by the Board of Directors. In 2001 and 2000, the Company matched 50% of the first 6% of each eligible participant's contribution. The Plan also allows for a discretionary profit sharing contribution. Discretionary contributions were approximately $468,000 and $370,000 for the years ended December 31, 2001 and 2000, respectively.

Vesting—Participants are immediately vested in their salary deferral, employer matching and rollover contributions and related earnings. Participants vest ratably and are fully vested in the employer's profit sharing contributions allocated to their account after six years of credited service.

Participant accounts—Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits—Upon termination, the participant or beneficiary may receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual, semiannual, quarterly or monthly installments over a period which shall not extend beyond a participant's or participant and designated beneficiary's life expectancy. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants—The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2001 carry interest rates which range from 7% to 11.5%.

NOTE 3—INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

	2001	2000
Employee Benefit Deposit Account II	$1,968,658	$1,067,266
Ryan Labs Government Bond Index Fund	1,011,856	444,218
Oppenheimer Capital Value Equity Fund IV	3,207,462	3,037,651
Value Line Small-Cap Equity Fund V	3,369,387	3,195,639
Templeton International Value Equity Fund IX	2,307,048	2,425,238
Advent Software, Inc. Common Stock Fund	2,285,301	1,810,597
GSA Socially Responsible Fund	1,994,591	1,902,375
S&P Equity Index Fund	2,928,012	1,964,419
Participant loans	223,073	183,794

Assets held for investment purposes	$19,295,388	$16,031,197

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2001	2000
Pooled separate accounts	$(2,309,988)	$(427,119)
Common stock	468,191	189,435

	$(1,841,797)	$(237,684)

NOTE 4—RELATED PARTY TRANSACTIONS

Certain Plan investments in units of pooled separate accounts are managed by Smith Barney. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2001 and 2000 was as follows:

Date	Number of shares	Fair value	Cost
2000	45,066	$1,810,597	$1,350,342
2001	45,539	$2,285,301	$1,638,584

NOTE 5—PLAN MERGER

In conjunction with the acquisition of Hub Data, Inc. by the Company, assets totaling approximately $145,000 were transferred from the Hub Data Retirement Plan into the Plan during 2001.

NOTE 6—PLAN TERMINATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, the Company reserves the right to terminate or modify the Plan at any time for any reason subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants immediately would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

ADVENT SOFTWARE, INC.	EIN: 94-3065325
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN	PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*Employee Benefit Deposit Account II	Pooled separate account	$1,968,658
*Ryan Labs Government Bond Index Fund	Pooled separate account	1,011,856
*Oppenheimer Capital Value Equity Fund IV	Pooled separate account	3,207,462
*Value Line Small-Cap Equity Fund V	Pooled separate account	3,369,387
*Templeton International Value Equity Fund IX	Pooled separate account	2,307,048
*Advent Software, Inc. Common Stock Fund	Common stock	2,285,301
*GSA Socially Responsible Fund	Pooled separate account	1,994,591
*S&P Equity Index Fund	Pooled separate account	2,928,012
*Participant loans	Interest rates ranging from 7% to 11.5%	223,073

Total		$19,295,388

*Party-in-interest

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advent Software, Inc. Profit Sharing and Employee Savings Plan
Date: June 28, 2002	By	/s/ PATRICIA VOLL
	Title:	on behalf of the Administrator of the Advent Software, Inc. Profit Sharing and Employee Savings Plan

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement(s) on Form S-8 (No. 333-79553 and No.333-79573) of Advent Software, Inc. of our report dated April 17, 2002, relating to the financial statements and schedule of the Advent Software, Inc. Profit Sharing and Employee Savings Plan included in this Annual Report on Form 11-K.

By	/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS Accountancy Corporation

Campbell, California
June 28, 2002

QuickLinks

Advent Software, Inc. Profit Sharing and Employee Savings Plan Financial Statements December 31, 2001 and 2000
INDEPENDENT ACCOUNTANTS' REPORT
  To the Participants and Plan Administrator of the Advent Software, Inc. Profit Sharing and Employee Savings Plan
  ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
  NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000
SUPPLEMENTAL SCHEDULE
  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2001
SIGNATURE
CONSENT OF INDEPENDENT ACCOUNTANTS